FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / www.takeyourcompanypublic.net

Email: franklin@ogelelaw.com

Office: (973) 277 4239	New York (Bar #2364974)
Fax: (862) 772 3985	New Jersey (Bar #00252190)

March 23, 2023

Mr. Robert Shapiro

The United States Securities

And Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Miami Breeze Car Care Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed January 20, 2023

File No. 333-266854

Dear Mr. Shapiro:

This letter is in response to the Staff letter of February 16, 2023. Miami Breeze Car Care Inc., hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment #1

Amendment No. 1 to the Registration Statement on Form S-1

Cover Page

1.	We note your response to comment 1 and that the Calculation of Registration Fee table of the cover page shows a maximum offering price of $3.00 per share. Please disclose, if true, that the selling shareholders will offer and sell shares in this offering at fixed price of $3.00 per share. Please make appropriate revisions to the front cover page of the prospectus, the prospectus summary and plan of distribution, and please ensure consistency throughout the registration statement, including by deleting references to minimum or maximum prices, or prices to be determined later.

Registrant’s Response:

The $3.00 is estimated for purposes of determining the Registration Fee. However, Registrant has revised the Cover Page disclosure with the following language:

“However, a Selling Shareholder may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. A Selling Shareholder may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will sell the shares as agent;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	privately negotiated transactions;

●	broker-dealers may agree with a Selling Shareholder to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

A Selling Shareholder may be deemed an underwriter; therefore, each such Selling Shareholder may not engage in short sales of the Company’s common stock or other hedging activities. The Selling Shareholder may sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for itself or its customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the Selling Shareholder will attempt to sell shares of the Company’s common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The Selling Shareholder cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Shareholder. In addition, any brokers, dealers, or agents, upon effecting the sale of any of the shares offered in this prospectus are “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.”

Staff Comment No. 2

Management’s Discussion and Analysis or Plan of Operation, page 16

2.	We note your response to comment 11 and reissue for clarification. In this regard, we note your response that you have removed references to Amazon.com, however, in your Plan of Operations you disclose that you have already commenced placement of products on Amazon.com and in the next 12 months you intend to grow production and sales through placements on Amazon.com, Facebook and other digital media platforms. Please reconcile your response with the disclosure. In addition, expand disclosure of your plan of operations for the next twelve months on page 20 to address the placement of products on Amazon.com and intention to grow production through a third-party manufacturer. In doing so, discuss your ability to meet cash requirements to grow production of your products with a third party manufacturer. Refer to Item 303 of Regulation S-K.

Registrant’s Response:

Registrant does not believe that there is inconsistency. The disclosure on Amazon.com was in the context of “we expect to be approved to our products on Amazon.com.” However, at the time of the filing of the amended No.1 S-1, there had been superseding event because the Company had commenced placement of products on Amazon.com. Consequently, the reference to Amazon.com in the context of expected approval for product placement was removed. Furthermore, we have provided the following language on page 18 of Amended No. 2 to expand disclosure of our plan of operations for the next twelve months to address the placement of products on Amazon.com and intention to grow production through a third-party manufacturer, including our ability to meet cash requirements to grow production of your products with a third party manufacturer.

“In December 2022, we commenced placement of one product on Amazon.com https://a.co/d/cSlySI9. During the next 12 months, we intend to grow production and sales through placements on Amazon.com, Facebook and other digital media platforms. To date, our sales through Amazon have been minimal. During the next twelve [12] months, we plan to place sponsored ads on Amazon.com, Facebook and other digital platforms to create product awareness to drive customers to our product. As of March 16, 2023, we have approximately $375,000 in cash and have estimated $740,000 for projected expenses on SEC Reporting, Legal Accounting and Compliance, Working Capital/Overhead and Marketing and Advertising for the next 12-months. See “Estimated Expenses for the Next Twelve Months.” Our cash resources as of March 16, 2023 will not be sufficient for us to execute our business plan. If we do not generate sufficient cash from our intended financing activities and sales, or if our planned digital campaigns were to fail, we will be unable to execute on projected operations for the next 12 months. In that event, we will be forced to cut down on our planned Marketing and Advertising campaigns, which will negatively affect our business, results of operations and financial condition. While we intend to engage in several equity or debt financings, there is no assurance that these will occur, nor can we assure our shareholders that we will not be required to obtain additional financing on terms that are not dilutive of their interests.

Staff Comment No. 3

Material Uncertainties that may cause our reported financial information not to be necessarily indicative of future operating..., page 18.

3.	We note your response to comment 10 and reissue in part. Please revise to include an analysis of the anticipated impact of your business plans and development on your future financial condition. In this regard, we note disclosure about plans of operations that includes the placement of products on Amazon.com, Facebook and other digital media platforms.

Registrant’s Response

Registrant has provided the following disclosure on page 20 under “Our Planned Digital Marketing May Fail” of Amended No. 2 as analysis of the anticipated impact placement of our products on Amazon.com, Facebook and other digital media platforms on our business plans and development on your future financial condition.

“In December 2022, we commenced placement of one product on Amazon.com https://a.co/d/0ShsMiP. During the next 12 months, we intend to grow production and sales through placements on Amazon.com, Facebook and other digital media platforms. During the next twelve [12] months, we plan to place sponsored ads on Amazon.com, Facebook and other digital platforms to create product awareness to drive customers to our product. During the next twelve [12] months, we plan to place sponsored ads on Amazon.com, Facebook and other digital platforms to create product awareness to drive customers to our product. As of March 16, 2023, we have approximately $375,000 in cash and have estimated $740,000 for projected expenses on SEC Reporting, Legal Accounting and Compliance, Working Capital/Overhead and Marketing and Advertising for the next 12-months. See “Estimated Expenses for the Next Twelve Months.” Our cash resources as of March 16, 2023 will not be sufficient for us to execute our business plan. If we do not generate sufficient cash from our intended financing activities and sales, or if our planned digital campaigns were to fail, we will be unable to execute on projected operations for the next 12 months. In that event, we will be forced to cut down on our planned Marketing and Advertising campaigns, which will negatively affect our business, results of operations and financial condition. While we intend to engage in several equity or debt financings, there is no assurance that these will occur, nor can we assure our shareholders that we will not be required to obtain additional financing on terms that are not dilutive of their interests.”

Staff Comment No. 4

Source of our Production, page 20

4.	We note your response to comment 20. Please revise to disclose additional material terms of the agreement with CLEANCOMPANY Systemzentrale GmbH, including payment arrangements, term of service, and termination provisions.

Registrant’s Response

Registrant has executed the Car Care Development and Manufacturing Agreement (herein, “Agreement”) with CleanCompany Systemzentrale GmbH (“CleanCompany”). See Exhibit 2A of Amended No.2. The material aspects of the Agreement is disclosed on page 20 of Amended No. 2 as follows:

“The Company entered into Car Care Development and Manufacturing Agreement (herein, “Manufacturing Agreement”) with CleanCompany Systemzentrale GmbH (“CleanCompany”) on January 4, 2023. Under the terms of the Manufacturing Agreement, CeanCompany agrees to manufacture, and package, according to our specifications, and deliver the finished products to us. CleanCompany shall source all necessary ingredients to manufacture the following products to ensure that they meet the quality expectations of Miami Breeze Car Care Inc; provide the mixing and experimentation of such products for Miami Breeze Car Care Inc and package the bulk package the finished products to be shipped to the destinations as directed by Miami Breeze Car Care Inc. Payment term is 50% at the placement of order and 50% at delivery. The initial term of the Agreement is 3 years. See Exhibits 10.2 and 10.2A.”

Staff Comment No.5

Results of Operation, page 21

5.	We note our response to comment 15. Please revise to state the date that you commenced sales on Amazon.com and discuss the impact on your financial performance.

Registrant’s Response

Registrant has provided the following disclosure on page 21 under “Results of Operations” of Amended No. 2 as analysis of the anticipated impact placement of our products on Amazon.com, Facebook and other digital media platforms on our business plans and development on your future financial condition.

Revenues:

For the period from February 25, 2021 (inception) to December 31, 2021, we had no revenues. For the three and nine months ended September 30, 2022, we had revenues of $3,139 and $9,753, respectively. In December 2022, the Company commenced sales on Amazon.com and to date sales have been minimal. During the nine months ended September 30, 2022, all the Company’s sales were generated in Europe. No customer accounted for over 10% of sales. The increase in sales was attributable to our marketing efforts. We are not aware of any known trends or uncertainties that have had or that are reasonably likely to have a material impact on net sales. During the next twelve months, we plan to place sponsored ads on Amazon.com, Facebook and other digital platforms to create product awareness to drive customers to our product. If our planned digital advertising campaign fails, or if we are unable to generate enough cash from sales, we will need to reduce or cease marketing and advertising campaigns. Such action will negatively affect our business, results of operations and financial condition.

Staff Comment No. 6

Liquidity and Capital Resources, page 23

6.	We note your response to comment 19 that you have removed the referenced language. However, given your remaining disclosure on page 24 that [t]he amount of the offering will likely allow [you] to operate for at least one year; and on page 7 that [i]f [you] do not generate sufficient cash from [y]our intended financing activities and sales, [you] will be unable to continue [y]our operations, please revise to specify the minimum period of that you are able to conduct your planned operations using the available capital reserves.

Registrant’s Response:

We have revised the language on page 24 of Amended No. 2 as follows:

Our auditors have issued a “going concern” opinion, meaning that there is substantial doubt if we can continue as an on-going business for the next twelve months unless we obtain additional capital. No substantial revenues are anticipated until we have implemented our plan of operations. Our only source for cash at this time is investments by the Selling Shareholders. Our cash resources as of March 16, 2023 of approximately $375,000 will not be sufficient for us to execute our business plan.  If we do not generate sufficient cash from our intended financing activities and sales, or if our planned digital campaigns were to fail, we will be unable to execute to execute on projected operations for the next 12 months. In that event, we will be forced to cut down on our planned Marketing and Advertising campaigns, which will negatively affect our business, results of operations and financial condition. While we intend to engage in several equity or debt financings, there is no assurance that these will occur, nor can we assure our shareholders that we will not be required to obtain additional financing on terms that are not dilutive of their interests.

Estimated Expenses for the Next 12 Months, page 23.

7.	We note your response to comment 16. Please revise here, in your Prospectus Summary and Risk Factor to describe the potential consequences to your business if you are unable to raise additional financing in the long term. In this regard, we note that your risk factor disclosure on page 7 only describes the risk that you may not be able to generate sufficient revenues or obtain debt or equity financing for the next twelve months. As a related matter, disclose here an estimate of the financing required to continue your operations in the long term and how you will allocate capital at different levels of funding. Finally, please expand your discussion to explain how you intend to meet your material cash requirements over the next twelve months and your plans for cash in the short-term. Your discussion should analyze any material cash requirements for known contractual obligations or other obligations or planned usage including but not limited to purchases of inventory, marketing, and advertising expenses. Refer to Item 303(b)(1)(i) of Regulation S-K.

Registrant’s Response:

Proceeds of the Offering will go to the Selling Shareholders and are such disclosure of “allocating capital at different levels of funding” is inapplicable. However, Registrant has provided the following disclosure on page 23 of the Amended No. 2:

“As the above table shows, our projected capital the next 12 months is $740,000. As of March 16, 2023, we have approximately $375,000 in cash. Our cash resources as of March 16, 2023 will not be sufficient for us to execute our business plan. If we do not generate sufficient cash from our intended financing activities and sales, we will be unable to continue our operations. While we intend to engage in several equity or debt financings, there is no assurance that these will actually occur. Nor can we assure our shareholders that we will not be required to obtain additional financing on terms that are dilutive of their interests. Since the proceeds of this Offering will go to the Selling Shareholders, and in the event we are unable to generate sufficient revenues or obtain debt or equity financing to cover the deficit for the next twelve months, we would be compelled to scale down on marketing and advertising capital outlays. In the event of such scaling down, it will negatively affect our business, results of operations and financial condition.”

Staff Comment:

8.	Reference is made to the first paragraph on page 24. Offering proceeds are mentioned twice. You are receiving no proceeds from this offering. Please revise.

Response

We cannot locate where Offering proceeds are mentioned twice.

Staff Comment:

Marketing/Sales/Promotion, page 24

9.	We note your amended disclosure in response to comment 23. Please revise to disclose the length of the terms of your agreements with RN Consulting, Romain Grosjean’s company.

Registrant’s Response

Registrant has revised the disclosure on page 29 of Amendment No. 2 as follows:

“The Promotional Agreement was signed on April 28, 2021 and is for a 24-month term and renewable for an additional 24 month term.”

Staff Comment

Certain Relationships and Related Transactions, page 28

10.	We note your response to comment 24. Please revise to include your Brand Ambassador agreement with RN Consulting, Romain Grosjean company or tell us why you do not believe this is necessary.

Registrant’s Response

Registrant has added the following disclosure on page 29 of Amended No. 2.

We have already partnered with Romain Grosjean as our Brand Ambassador. Romain is a high profile F1 and IndyCar driver. The Frenchman is a passionate supporter of Miami Breeze and will help carry our message to motorsport fans across the globe. Romain will wear Miami Breeze branding during IndyCar racing program and will use his social media presence to promote our products. In consideration of the brand awareness campaign by Romain, the Company will compensate him with 2,000,000 shares of the Company. We expect the brand awareness created by Romain Grosjean as part of our marketing campaign will foster consumer acceptability of our products with positive results to our business, operations, and financial condition. See Exhibit 10.2 – being for Promotional Agreement with RN Consulting, Romain Grosjean’s company. The Promotional Agreement was signed on April 28, 2021 and is for a 24-month term and renewable for additional 24 months term. See Exhibit 10-2A – being Addendum to the Promotional Agreement.

Staff Comment

Plan of Distribution, page 31

11.	We note your response to comment 26 and reissue in part. Please revise to clarify that the offering will be made at a fixed price for the duration of the offering and disclose the price.

Registrant’s Response

Registrant has revised the disclosure on page 31 of Amended No 2 to disclose that the $3.00 is estimated for purposes of determining the Registration Fee as follows:

“The offering price of the shares has been determined arbitrarily by us. The proposed offering price is $3.00 per share and has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company.

“However, a Selling Shareholder may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions……..”

/s/ Franklin Ogele

Franklin Ogele, Esq.